Exhibit 99.1

FOR IMMEDIATE RELEASE

Anchiano Therapeutics Reports Second Quarter 2019 Financial Results

CAMBRIDGE, Mass., Aug. 5, 2019 - Anchiano Therapeutics Ltd. (Nasdaq: ANCN) (“Anchiano”), a pivotal-stage biopharmaceutical company focused on the discovery and development of novel therapies to treat cancer, today reported financial results for its second quarter and six months ended June 30, 2019.

Key Developments and Recent Highlights

•	Appointed Salar Roshan as the Head of Business Development to focus on leading Anchiano’s strategic initiatives.

•	Delisted the company’s ordinary shares from trading on the Tel Aviv Stock Exchange (TASE). Anchiano’s American Depositary Shares, each representing five of its ordinary shares, continue to be traded on the Nasdaq under the ticker “ANCN.”

Second Quarter 2019 Financial Results:

On June 30, 2019, Anchiano had total cash and cash equivalents of approximately $27 million, compared to approximately $7.5 million on December 31, 2018.

Research and development expenses for the second quarter of 2019 were approximately $2.6 million, compared to approximately $1.9 million for the second quarter of 2018. This increase was mainly due to an increase in clinical trial expenses and an increase in clinical manpower expenses.

General and administrative expenses for the second quarter of 2019 were approximately $1.9 million, compared to approximately $2.3 million for the second quarter of 2018. This decrease was mainly due to a decrease in share-based payment and issuance expenses, offset by increases in professional, consulting, rental, insurance and manpower expenses.

Financing income (expenses), net, for the second quarter of 2019 were approximately $2.8 million, compared to approximately $(0.8) million for the second quarter of 2018. This change was mainly due to changes in the fair value of derivative financial instruments.

Net loss for the second quarter of 2019 was approximately $1.8 million, or $0.05 per share, compared to approximately $5.3 million, or $0.55 per share in the second quarter of 2018.

Six Months Ended June 30, 2019 Financial Results:

Research and development expenses for the six months ended June 30, 2019 were approximately $6.7 million, compared to approximately $4.4 million for the same period in 2018. This increase was mainly due to an increase in clinical trial expenses, manufacturing expenses and an increase in clinical manpower expenses.

General and administrative expenses for the six months ended June 30, 2019 were approximately $3.1 million, similar to expenses of approximately $3.2 million for the same period in 2018. The decrease was mainly due to a decrease in share-based payment and issuance expenses, offset by increases in professional, consulting, rental, insurance and manpower expenses.

Financing expenses, net, in the six months ended June 30, 2019 were approximately $10.1 million, compared to approximately $0.9 million for the same period in 2018. This change was mainly due to changes in the fair value of derivative financial instruments.

Net loss for the six months ended June 30, 2019 was approximately $20.3 million, or $0.64 per share, compared to approximately $8.8 million, or $0.92 per share for the same period in 2018.

About Anchiano

Anchiano is a pivotal-stage biopharmaceutical company focused on the discovery and development of novel therapies to treat cancer, with offices in Cambridge, MA, and Jerusalem, Israel. Anchiano’s most advanced product candidate, inodiftagene, is in development as a treatment for non-muscle-invasive bladder cancer. For more information on Anchiano, please visit www.anchiano.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to risks and uncertainties. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions, many of which are beyond the control of Anchiano, including, without limitation, the risk factors and other matters set forth in its filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2018. Anchiano undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Frank Haluska, M.D., Ph.D.

President and Chief Executive Officer

info@anchiano.com

Investor Contact:

Ashley R. Robinson

Managing Director

LifeSci Advisors, LLC

617-535-7742

arr@lifesciadvisors.com

RESULTS OF OPERATIONS (unaudited)

U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2019	2018	2019	2018
Operating expenses
Research and development expenses	6,730	4,350	2,589	1,875
General and administrative expenses	3,147	3,213	1,854	2,287
Operating loss	9,877	7,563	4,443	4,162
Financing expenses (income), net	10,101	881	(2,772)	806
Loss before income tax	19,978	8,444	1,671	4,968
Income tax	279	393	139	330
Net loss for the period	20,257	8,837	1,810	5,298

STATEMENTS OF FINANCIAL POSITION (unaudited)

U.S. dollars in thousands

	June 30, 2019	December 31, 2018
Assets
Current Assets	27,895	10,920
Non-Current Assets	3,161	1,654
Total Assets	31,056	12,574
Liabilities
Current Liabilities	3,239	10,036
Non-Current Liabilities	2,934	3,628
Total Liabilities	6,173	13,664
Equity
Total equity (deficiency)	24,883	(1,090)
Total Liabilities and Equity	31,056	12,574

CASH FLOWS (unaudited)

U.S. dollars in thousands

	Six Months Ended June 30,
	2019	2018
Net cash used in operating activities	(6,781)	(4,596)
Net cash used in investing activities	(91)	(158)
Net cash provided by financing activities	26,377	22,901
Effect of exchange rate differences on cash and cash equivalents	(12)	(69)
Net increase in cash and cash equivalents	19,493	18,078